SCHEDULE 14A INFORMATION

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Filed by:  Federated Insurance Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated Clover Value Fund II
Commission File No. 811-8042

FOR FEDERATED INTERNAL USE ONLY.  This material may not be distributed outside of Federated and is intended for Federated employee information only.  This may NOT be used as advertising or sales literature under FINRA and SEC rules.

Preliminary, Revised or Final Fact Sheet Issued: 01/20/2010

DATE:                      January 14, 2010
RE:	Federated Insurance Series: Reorganization of Federated Clover Value Fund II into Federated Capital Appreciation Fund II

At its August 14th meeting, the Board of Trustees of Federated Insurance Series (the “Trust”) approved the reorganization of Federated Clover Value Fund II (“Clover Fund”) into Federated Capital Appreciation Fund II (“Capital Fund”). The reorganization is considered to be in the best interests of shareholders and is contingent upon shareholder approval.

•	An N-14 prospectus/proxy statement is scheduled to be mailed to shareholders of record on Friday, January 15, 2010.
•	The Shareholder Meeting Date is scheduled for Friday, February 19, 2010.
•	Pending shareholder approval, the reorganization is scheduled to occur at the close of business on or about Friday, March 12, 2010.

A supplement to the Clover fund prospectus disclosing the proposed reorganization is available on the SEC’s EDGAR website at:

http://www.sec.gov/Archives/edgar/data/912577/000131814809001606/form.htm.

The following Q&A should provide some answers regarding the reorganization.

Question and Answer

Why has the reorganization been proposed?

Fund management conducted a review of the Trust’s variable annuity product line and determined that it should be streamlined by reducing the number of portfolios in a manner consistent with the best interests of the Trust’s shareholders.

Accordingly, the Board of Clover Fund determined that Clover Fund is not economically viable and that a reorganization into Capital Fund will benefit Clover Fund shareholders with a stronger historic performance record, a better 3-year total return history and an improved Morningstar rating (as of September 30, 2009). The Board approved the reorganization.

Past performance is no guarantee of future results.

What are the shareholders being asked to approve?

Shareholders of Clover Fund are being asked to approve a proposed Agreement and Plan of Reorganization pursuant to which Capital Fund, a portfolio of the Trust, would acquire all of the assets of Clover Fund in exchange for Primary Shares and Service Shares of Capital Fund to be distributed pro rata to shareholders of Clover Fund’s Primary Shares and Service Shares, respectively, in complete liquidation and termination of Clover Fund.

What is the anticipated timing for the reorganization?

➢	Preliminary N-14 and Prospectus Supplement Filing Date: 11/12/09
➢	Record Date Established: 12/11/09
➢	Proxy Mailing Initiated: 1/15/10
➢	Solicitation Period: 1/22/10 through 2/19/10
➢	Shareholder Meeting Date: 2/19/10
➢	Conversion Date (if approved): 3/12/10

How does the new fund differ from the existing fund?

The investment objective of Clover Fund is to seek long-term growth of capital and a secondary objective is to seek income. The investment objective of Capital Fund is to seek capital appreciation.

Clover Fund primarily invests in common stocks and other equity securities of U.S. companies with large, mid, or small market capitalizations. Capital Fund pursues its investment objective by investing primarily in common stocks of domestic companies with large or medium market capitalizations.

Net expenses for Capital Fund Primary and Service Shares are 18 bps higher than those of Clover Fund. Gross expenses for Primary Shares of Capital Fund are 47 bps higher while Service Shares are 22 bps higher. Please review the fee expense comparison table that follows for more detail.

How will shareholders benefit?

Both Clover Fund and Capital Fund have similar investment objectives, are managed using similar investment strategies and invest in similar securities. Potential benefits include better historic performance plus the viability of the Capital Fund may outweigh the expense increase to which shareholders of the Clover Fund are subject.

How will the shareholders be notified?

Shareholders will be notified of the reorganization via a Prospectus/Proxy Statement that mails out on or about Friday, January 15, 2010. Additionally, shareholders will be notified by the Insurance Client Partner of fund options remaining under their variable annuity contracts.

Are there tax consequences to the reorganization?

The contracts covering variable insurance products generally provide for the accumulation of all earnings from interest, dividends and capital appreciations without current federal income tax liability for the contract holder, and thus any gain realized by a shareholder as a result of the reorganization would not be subject to current tax.

How does fund performance compare?

The following table compares the Year-to-Date, 1 Year, annualized 3 Year, and 5 Year total return performance of Clover Fund and Capital Fund as of 9/30/09:

	Clover Fund Primary Shares	Capital Fund Primary Shares
Year to Date	10.29%	9.12%
1 Year	-10.41%	-10.96%
3 Years	-10.58%	-2.74%
5 Years	-2.50%	1.76%

	Clover Fund Service Shares	Capital Fund Service Shares
Year to Date	10.07%	9.10%
1 Year	-10.69%	-11.18%
3 Years	-10.80%	-2.99%
5 Years	-2.74%	1.47%

Past performance is no guarantee of future results. Performance shown does not reflect charges and expenses of a variable annuity or variable life insurance contract.

How do fee expenses compare?

Clover Fund Primary Shares – and – Capital Fund Primary Shares

Fee Type	IFCVF II1	IFCAF II1
Advisory Fee	0.75%	0.85%
12b-1 Fee	None	0.25%2
Other Expenses	0.59%	0.71%
Total Gross Expense	1.34%	1.81%
Waivers, Reductions, and Reimbursements	0.34%	0.63%
Total Net Expense	1.00%	1.18%

Footnotes:

1) As of fiscal year ended 12/31/08.
2) Represents gross 12b-1 fees. The Fund does not, and has no intention of, accruing or paying the 12b-1 distribution fee.

Clover Fund Service Shares – and – Capital Fund Service Shares

Fee Type	IFCVF II1	IFCAF II1
Advisory Fee	0.75%	0.85%
12b-1 Fee	0.25	0.25
Other Expenses	0.59%	0.71%
Total Gross Expense	1.59%	1.81%
Waivers, Reductions, and Reimbursements	0.34%	0.38%
Total Net Expense	1.25%	1.43%

Footnotes:

1) As of fiscal year ended 12/31/08.

Share Class, Fund Numbers & CUSIPs

Fund	Share Class	Fund #	CUSIP
Federated Clover Value Fund II	Primary Shares	338	313916405
Federated Clover Value Fund II	Service Shares	952	313916793
Federated Capital Appreciation Fund II	Primary Shares	252	313916835
Federated Capital Appreciation Fund II	Service Shares	928	313916819

When will the fund be closed to new investment?

If the reorganization is approved by shareholders, Clover Fund will be closed to new investment effective as of the close of business on Thursday, March 11, 2010.

FOR FEDERATED USE ONLY
Not for External Distribution.

Federated Insurance Series (“Federated”) (ICA No. 811-8042), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS.  Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov).  In addition, documents filed with the SEC by Federated are available free of charge at
1-800-341-7400 or FederatedInvestors.com.